UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

1.Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.
See accompanying Index on next page.

2.Signatures

3.Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2020 and 2019	3

Statements of Changes in Net Assets
Available for Benefits for the Years Ended
December 31, 2020 and 2019	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2020	11

Report of Independent Registered Public Accounting Firm

To the Participants and
Tax-Deferred Savings Plan Committee
of the National Fuel Gas Company
Tax-Deferred Savings Plan for Non-Union Employees:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BONADIO & CO., LLP

We have served as the Plan's auditor since 2006.

Bonadio & Co., LLP
June 23, 2021
Amherst, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
Assets:

Investments at Fair Value	$374,147,664	$343,040,594

Receivables:
Notes Receivable from Participants	2,117,247	2,135,725

Employer Contributions	734,412	672,927

Dividends Receivable	39,228	43,581

Total Assets	377,038,551	345,892,827

Liabilities:

Dividends Payable to Participants	39,228	43,581

Net Assets Available for Benefits	$376,999,323	$345,849,246

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
Investment Income from National Fuel Gas Company ESOP Fund	$3,227,874	$3,149,186

Interest and Dividend Income	610,049	714,817

Investment Income from Mutual Funds	7,560,423	6,694,106

Total Investment Income	11,398,346	10,558,109

Net Appreciation in Fair Value of Investments	23,258,660	31,432,929

Interest Income from Notes Receivable from Participants	117,977	118,497

Employer Contributions	8,429,782	7,939,755

Participant Contributions	10,239,259	10,623,766

Participant Loan Administrative Fees	(7,457)	(6,318)

Rollovers and Other Individual Transfers In	452,445	959,569

Dividend Payments to Participants	(164,349)	(178,410)

Benefit Payments to Participants or Beneficiaries	(22,574,586)	(31,691,342)

Increase in Net Assets Available for Benefits	31,150,077	29,756,555

Net Assets Available for Benefits:
Beginning of Year	345,849,246	316,092,691

End of Year	$376,999,323	$345,849,246

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

    Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

    Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of professional, administrative or executive (i.e., salaried) employees of National Fuel Gas Company and its participating subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. Eligible non-union employees may participate if they are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment). There are three groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee salary reduction contributions. Certain Plan participants who are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment), and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for the Retirement Savings Account benefit. Employees who are employed in the categories Customer Support Representative I or Customer Support Representative II, or who are employed as clerks in the Government Affairs Department, or as student clerks, student interns, or individuals whose employment is through a cooperative educational program, are not eligible to participate in the Plan. The Plan also contains an automatic enrollment feature.

    Contributions:

    Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 60%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 2% to 6% of the participant's base salary, depending on the employee group and rate of salary reduction contributions. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

    "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. The ceiling was $19,000 for 2019, and increased to $19,500 for 2020 and 2021. However, if a participant is age 50 or over, the ceiling was $25,000 for 2019, and increased to $26,000 for 2020 and 2021.

    Participants' accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $58,237 and $35,551 for the years ended December 31, 2020 and 2019, respectively. Unused forfeitures amounted to $11,882 and $1,727 at December 31, 2020 and 2019, respectively.

    Employer Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Federal Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

    Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

    Effective July 1, 2019, the Company may make a Qualified Non-Elective Contribution (“QNEC”) to the Plan in such amount as it, in its sole discretion, may determine. A QNEC to the Plan is 100% immediately vested. There were no QNECs to the Plan during the years ended December 31, 2020 and 2019.

    Distributions, Notes Receivable from Participants and Withdrawals:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, attainment of age 59 1/2, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

    Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statements of Net Assets Available for Benefits as Notes Receivable from Participants. Notes Receivable from Participants are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

    Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

    Under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, passed by Congress in 2020, the Plan adopted certain provisions that expired on different dates in 2020. These provisions permitted increased distributions between January 1, 2020 and December 31, 2020, allowed suspension of loan repayments through December 31, 2020, and increased the dollar limit on loans made through September 22, 2020.

    Participant Accounts:

    Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

    Administration:

    A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

    Plan Termination:

    The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting:

    The accompanying financial statements are prepared on the accrual basis of accounting.

    Investment Valuation and Income Recognition:

    Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

    Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

    Risks and Uncertainties:

    The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

    Use of Estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    Administrative Expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. Certain expenses of the Plan are or may be borne by participants, including among others, brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund, contract administration charges, distribution and withdrawal fees, loan origination fees and annual loan maintenance fees. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company.

    Payments of Benefits:

    Benefit payments to participants are recorded upon distribution.

    Recently Issued Accounting Pronouncements:

    In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company has adopted this standard in 2020. The disclosure requirements are being applied on a retrospective approach.

NOTE 3 – FAIR VALUE MEASUREMENTS

    The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

    The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2020 and December 31, 2019. The Plan’s investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$75,504,354	$—	$75,504,354
Mutual Funds	270,924,221	—	—	270,924,221
	$270,924,221	$75,504,354	$—	$346,428,575
Common/Collective Trust Fund, at net asset value				27,719,089	(1)
Total Investments				$374,147,664

Recurring Fair Value Measures:	At Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$86,525,347	$—	$86,525,347
Mutual Funds	229,433,255	—	—	229,433,255
	$229,433,255	$86,525,347	$—	$315,958,602
Common/Collective Trust Fund, at net asset value				27,081,992	(1)
Total Investments				$343,040,594

(1)In accordance with the FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

    The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets.

    The Plan’s investment in the common/collective trust fund is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.

    There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/collective trust. The common/collective trust fund does not have any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.  The common/collective trust fund seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

NOTE 4 - INCOME TAXES

    The IRS determined in a letter dated January 6, 2017 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTIES-IN-INTEREST

    The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Notes Receivable from Participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SCHEDULE I
NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
EIN: 13-1086010 PLAN No. 006
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Value

*	National Fuel Gas Company	ESOP Fund (2,602,622 units)	**	$75,504,354

	Mutual Funds:
*	Vanguard Group of Investment Companies	Institutional Index Fund Institutional Plus Shares (280,020 units)	**	92,820,987

*	Vanguard Group of Investment Companies	STAR Fund (1,301,059 units)	**	40,436,909

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (3,034,586 units)	**	35,261,890

*	Vanguard Group of Investment Companies	Extended Market Index Fund (258,812 units)	**	32,284,213

*	Vanguard Group of Investment Companies	Growth Stock Index Fund (155,199 units)	**	20,248,785

*	Vanguard Group of Investment Companies	European Stock Index Fund (270,451 units)	**	8,751,803

*	Vanguard Group of Investment Companies	Cash Reserves Federal Money Market Fund (8,690,128 units)	**	8,690,128

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (451,975 units)	**	6,797,697

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2025 Fund (230,910 units)	**	6,338,471

*	Vanguard Group of Investment Companies	Value Index Fund (117,686 units)	**	5,461,786

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2030 Fund (106,247 units)	**	2,988,721

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2050 Fund (78,144 units)	**	2,341,991

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2035 Fund (58,660 units)	**	1,685,299

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2020 Fund (54,014 units)	**	1,417,856

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2045 Fund (38,783 units)	**	1,159,238

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2040 Fund (34,715 units)	**	1,018,899

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2055 Fund (29,447 units)	**	884,870

*	Vanguard Group of Investment Companies	Total International Stock Index Fund (25,398 units)	**	824,407

*	Vanguard Group of Investment Companies	Institutional Target Retirement Income Fund (22,553 units)	**	548,718

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2060 Fund (14,279 units)	**	430,374

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2015 Fund (14,643 units)	**	359,641

*	Vanguard Group of Investment Companies	Institutional Target Retirement 2065 Fund (5,482 units)	**	151,251

*	Vanguard Group of Investment Companies	Western Asset Core Bond Fund (1,486 units)	**	20,287
		Total Vanguard Mutual Funds		270,924,221

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust III (27,719,089 units)	**	27,719,089

*	National Fuel Gas Company Tax-Deferred Savings Plan	Participant Loan Account (Interest rates range from 4.25% to 9.25%)		2,117,247

	TOTAL			$376,264,911
* Denotes known party-in-interest to the Plan.
** Investments are participant directed, thus cost information is not required.
(1)    The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

The accompanying notes are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ K.M. Camiolo
K.M. Camiolo
Treasurer and Principal Financial Officer

By /s/ E.G. Mendel
E.G. Mendel
Controller and Principal Accounting Officer

Date: June 23, 2021

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm